Exhibit 99.1

On May 23, 2019, Ardagh Group S.A. (the “Company”) held its 2019 Annual General Meeting of Shareholders (the “AGM”) at the Company’s registered office in Luxembourg.  At the AGM, the Company’s shareholders voted on seven proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on April 18, 2019.  Each of the seven proposals was approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by the shareholders entitled to vote at the AGM.  The percentage of the number of votes cast as “for” each proposal exceeded 99%.

1.

Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2018 and approve the Company’s consolidated financial statements for the financial year ended December 31, 2018.

2.

Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2018 and approve the Company’s annual accounts for the financial year ended December 31, 2018.

3.

Confirm the distribution of dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2018 and resolve to carry forward the remaining profit for the year ended December 31, 2018.

4.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2018 for the proper performance of their duties.
5.	Re-elect the Class II Directors of the Company:

a)Mr. Wolfgang Baertz, as Class II Director until the 2022 annual general meeting of the shareholders;

b)Mr. Brendan Dowling, as Class II Director until the 2022 annual general meeting of the shareholders;

c)Mr. Houghton Fry, as Class II Director until the 2022 annual general meeting of the shareholders; and

d)Mr. Gerald Moloney, as Class II Director until the 2022 annual general meeting of the shareholders.

6.	Approve the aggregate amount of the directors’ remuneration.
7.	Appoint PricewaterhouseCoopers Société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2020 annual general meeting of the shareholders.